UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒          Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐           No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐           No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐          No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND
STATUTORY AUDIT COMMITTEE HELD ON JANUARY 27, 2014

Date, Time and Place: Held on January 27, 2014, at 02:00 PM, at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Fiscal Council and the Statutory Audit Committee.

Attendance: All the members of the Fiscal Council of the Company: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Sérgio Mamede Rosa do Nascimento. All the members of the Statutory Audit Committee of the Company: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Samuel de Paula Matos; and José Écio Pereira da Costa Junior.

Board: Mr. Maurício Aquino Halewicz — Chairman.

Mr. Adjarbas Guerra Neto — Secretary.

Agenda: (i) To examine the capital expenditure for 2014; (ii) to examine the financial statements of the Company and the respective explanatory notes; (iii) to examine the realization of deferred income tax and social contribution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the members of the Fiscal Council and Statutory Audit Committee in order to:

(i)      Approve the proposed capital expenditure of the Company for 2014;

(ii)     Manifest its favorable opinion to forwarding of the Financial Statements, the respective explanatory notes and the other statements related to the fiscal year ended on December 31, 2013, after considering the clarifications presented by the independent  auditors’ of PricewaterhouseCoopers.

(iii)    Approve the perspective of the realization of deferred income tax and social contribution, assets and liabilities, based on premises adopted by the Company’s Management, as well the income projections.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance related to the Fiscal Council: Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; Sérgio Mamede Rosa do Nascimento; and Adjarbas Guerra Neto - Secretary. Attendance related to the Statutory Audit Committee: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Samuel de Paula Matos; and José Écio Pereira da Costa Junior.

São Paulo, January 27th, 2014.

We hereby certify that this is a true copy of the minutes of the Joint Meeting of the Fiscal Council and Statutory Committee held on January 27th, 2014 recorded in the proper book.

Board:

Maurício Aquino Halewicz Chairman	Adjarbas Guerra Neto Secretary

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 27, 2014 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2013, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2014. Based on the analysis carried out and considering the opinion of the independent auditors, PricewaterhouseCoopers, dated January 29, 2014, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the Ordinary General Meeting, related to the fiscal year of 2013.

São Paulo, January 29, 2014.

Maurício Aquino Halewicz Chairman of the Fiscal Council	Gilsomar Maia Sebastião Member of the Fiscal Council

Sérgio Mamede Rosa do Nascimento
Member of the Fiscal Council

FIBRIA CELULOSE S/A

CNPJ No. 60.643.228/0001-21

NIRE 35.300.022.807

(publicly-held company)

2013 ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE

About the Committee

The Statutory Audit Committee (“CAE”) of Fibria Celulose S.A. (“Fibria” or “Company”) is a statutory body operating on a permanent basis, that was created in May, 2013, pursuant to the best Corporate Governance practices, on which date it had its’ Internal Regiment updated and approved.

The CAE is currently composed by three (3) members elected on May 27, 2013, with term of office of 5 years, reelection not being permitted. They are all independent members and alternate directors, having Mr. Samuel Matos been appointed as the financial expert.

In accordance with CAE’s Internal Regiment, CAE is responsible for ensuring the quality and integrity of Fibria’s accounts, the compliance with legal and regulatory requirements, the engagement, independence and quality of the work of the independent accounting companies and the internal accounting and the quality and effectiveness of the internal control and risk management systems. CAE’s evaluation is based on the information received by Fibria’s management, the independent auditors, the internal auditors, the ones responsible for the risk management and internal controls, the managers of the complaint and denunciation departments and based on its own evaluation from direct observation.

PricewaterhouseCoopers Independent Auditors is the company responsible for the review of the financial statements audit, for the planning and performance of the audits, pursuant to renowned rules, as well as responsible for the special review of the quarterly reports (ITRs), sent to the Brazilian Securities Commission - CVM. Its opinion shall ensure that such financial statements represent, appropriately, the Company’s equity and financial status, in accordance with the accounting practices applied in Brazil, the Brazilian Corporate Legislation, rules of the Brazilian Securities Commission — CVM and the international financial reporting standards (IFRS) issued by the International Accounting Standard Board (IASB).

The internal audit work is made by Deloitte Touche Tohmatsu Auditores Independentes (“DTT”). CAE is responsible for the engagement and approval of the internal audit plan, the execution of which is accompanied and advised by the general manager of the GRC — Governance, Risk and Compliance department, which is directly bound to the Board of Directors and acts in a comprehensive and independent manner and analyzing, mainly, the coverage of the departments, processes and activities that present the most sensitive risks to the operation and the most significant impacts on the implementation of Fibria’s strategy.

Activities of Fibria’s Statutory Audit Committee in 2013

CAE has held nine meetings in the period comprised between May, 2013 and January, 2014. Among the activities performed during the fiscal year, the following aspects shall be pointed out:

a)             review of the Statutory Audit Committee’s Internal Regiment upon its creation;

b)             approval and follow up of the Annual Program of Internal Audit Work and of its’ performance by DTT, including in relation to the integration with the other activities related to risk management and compliance;

c)              becoming aware of the attention points and the recommendation arising from the work of the Internal Auditors, as well as monitoring the measures taken by the Management;

d)             monitoring the internal control system in relation to its effectiveness and improvement process, monitoring the risks of fraud, based in the discussions and meetings with the Internal Auditors and the Independent Auditors, with the Internal Control, Compliance and Complaint departments.

e)              analysis of the certification process of the Internal Control — SOX together with the Management and the Independent Auditors.

f)               follow up on the methodology used for the risk management and of the results obtained, in accordance with the work presented and developed by the specialized department and by all managers responsible for risks under their management with the purpose of ensuring the disclosure of the material risks for the Company; for instance, with managers responsible for risks of primary Labor, harbor logistics, contingencies in general, industrial maintenance (programmed stoppage), social programs with the communities, among others.

g)              follow up on the process of preparation and review of Fibria’s financial statements, the Management Report and the Results Releases, notably, by means of meetings with the managers and with the independent auditors to discuss the quarterly information (ITRs) and the financial statements for the fiscal year ended on December 31, 2013;

h)             follow up on the denunciation body, open to shareholders, contributors, establishments, issuers, suppliers and to the general public, with the Complaint Department being responsible for receiving and looking into accusations or suspicions of violation of the Code of Conduct, with due regard to the confidentiality and independence of the process and, at the same time, ensuring the appropriate levels of transparency;

i)                 meeting with the Company’s main executives, in order to gain knowledge of the main strategies of the business, as well as monitoring the operational and systemic improvements to strengthen the development and security of transactions;

j)                meeting with the Independent Auditor PricewaterhouseCoopers Independent Auditors on several occasions, to discuss the quarterly reports (ITRs) submitted for its review and gaining knowledge about the report on the financial statements relating to the fiscal year ended on December 31, 2013, being satisfied with the information and clarifications given;

k)             dedicating attention to the related party transactions, in order to ensure the quality and transparency of the information;

l)                 monitoring the process of sale of land, disclosed on 11/17/2013, as well as the process of opting for the REFIS in relation to the results of the foreign controlled entities.

Conclusion

The members of the Statutory Audit Committee of Fibria Celulose S.A., acting within their legal duties and responsibilities, pursuant to the Internal Regiment of CAE, have analyzed the financial statements, together with the independent auditors’ report and the management annual report relating to the fiscal year ended on December 31, 2013 (“2013 Annual Financial Statements”) and, considering the information provided by the Company’s management and by PricewaterhouseCoopers Independent Auditors, as well as the proposal for the allocation of the results relating to the fiscal year of 2013, considering that they reflect appropriately, in all material aspects, the Company’s and its controlled entities’ equity and financial status, and recommend, unanimously, the approval of the documents by the Company’s Board of Directors and their forwarding to the Ordinary General Shareholders’ Meeting, pursuant to the Corporations Law.

São Paulo, January 29, 2014.

Maria Paula Soares Aranha

Coordinator of the Audit Committee

Samuel de Paula Matos

Member and Financial Expert

José Ecio Pereira da Costa Jr.

Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO